SUB-ITEM 77K:  Changes in registrant's certifying accountant


     On May 22, 2006, Marcum & Kliegman LLP resigned as the registered independent public accounting firm for The Rational Investor Fund (the "Fund"), a series of the Northern Lights Fund Trust (the "Trust"). Marcum & Kliegman LLP was previously engaged as the Fund's independent auditor to audit the Fund's financial statements.

     At no time preceding the resignation of Marcum & Kliegman LLP were there any disagreements with Marcum & Kliegman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. At no time preceding the removal of Marcum & Kliegman LLP did any of the events enumerated in paragraphs (1)(v)(A) through (D) of Item 304(a) of Regulation S-K occur.

     The Trust engaged Briggs Bunting & Dougherty, LLP as the new independent registered public accounting firm for the Fund on May 23, 2006. The decision to engage Briggs, Bunting & Dougherty LLP was approved by the Trust's Audit Committee and ratified by the Trust's Board of Trustees. At no time preceding the engagement of Briggs Bunting & Dougherty, LLP did the Trust consult Briggs Bunting & Dougherty, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

     The Trust has provided Marcum & Kliegman LLP with a copy of these disclosures and has requested Marcum & Kliegman LLP to furnish the Trust with a letter addressed to the Commission stating whether it agrees with the statements made by the Trust herein and, if not, stating the respects in which it does not agree.